Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Alison M. Fuller
Partner
afuller@stradley.com
202.419.8412
November 15, 2022
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	GuideStone Funds; GuideStone Capital Management, LLC (the “Applicants”)
File No.: 812-15407
Request for Withdrawal of Application

Dear Sir or Madam:
On November 14, 2022, the Applicants filed an application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from Section 15(c) of the 1940 Act (the “Application”). Applicants respectfully request that the Application be withdrawn and the Commission take no action with respect thereto.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Alison M. Fuller
Alison M. Fuller